August 2, 2013

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Telewicz:

In response to your July 22, 2013 correspondence to Huron Consulting Group Inc. (the “Company”), we provide below our response to each of your comments. For each response below where applicable, capitalized terms that are not otherwise defined are used as defined in the Company’s Annual Report on Form 10-K.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition, page 24

Year Ended December 31, 2012 compared to Year Ended December 31, 2011, page 35

Other Expense net, page 37

1)	Please tell us the nature of the investments used to fund your deferred compensation plan and where these investments have been included in your financial statements.

Response: The deferred compensation plan is funded through purchases of Corporate-Owned Life Insurance (“COLI”). These assets are valued at their contract value in accordance with ASC 325-30 “Investment in Insurance Contracts.” The value of the assets approximated the value of the plan liabilities as of December 31, 2012 and December 31, 2011. As the life insurance policies were not expected to settle within one year of these period-end dates, they were recorded in Other non-current assets on our Consolidated Balance Sheets.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

14. Equity Incentive Plans, page F-28

2)	We note your disclosure of total share based compensation costs recognized for the years ended December 31, 2012, 2011, and 2010. Please tell us how these amounts reconcile to those presented on your Consolidated Statements of Stockholders’ Equity and Cash Flows.

550 W. Van Buren Street

Chicago, IL 60607

P 312-583-8700     F 312-583-8701

www.huronconsultinggroup.com

Response: The reconciliation of total share based compensation expense per our disclosure to the Consolidated Statements of Stockholders’ Equity and Cash Flows for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
Share based compensation as reflected in Note 14 “Equity Incentive Plans” on page F-28	$15.7	$19.2	$19.1

Add: Share based compensation from discontinued operations (1)	—	0.2	1.6
Share based compensation as reflected on the Consolidated Statements of Cash Flows on page F-6	15.7	19.4	20.7

Less: Share based compensation related to annual discretionary bonus (2)	(2.4)	(2.2)	(1.2)
Add: Liability to equity reclassification (3)	2.2	1.2	—
Share based compensation as reflected on the Consolidated Statements of Stockholders’ Equity on page F-5	$15.5	$18.4	$19.5

(1)	As disclosed under Note 2 “Summary of Significant Accounting Policies” on page F-7, certain divested practices of the Company are reported as discontinued operations, while all other operations of the business are considered continuing operations. The disclosure under Note 14 “Equity Incentive Plans” on page F-28 does not include share based compensation from discontinued operations as the amount is included in the Discontinued Operations disclosure within the Income (loss) from discontinued operations, before income tax expense balance. As the Statements of Cash Flows and Statements of Stockholders’ Equity are presented on a combined basis for continuing operations and discontinued operations, the share based compensation from discontinued operations must be added back.

(2)	A portion of our annual discretionary bonus is paid in the form of non-vested shares, with the remainder paid in cash. The entire annual bonus is accrued as a liability on our Balance Sheets until it is paid during the first quarter of the following year. Expense for the portion of the annual bonus that is expected to be paid in non-vested shares is reflected as share based compensation in the year it is earned on our Statements of Earnings and Statements of Cash Flows; however there is no impact to additional paid-in capital on the Statements of Stockholders’ Equity in the year it is earned due to the required liability accounting treatment.

(3)	We reclassify to equity the portion of our annual bonus that is paid in the form of non-vested shares upon issuance of the non-vested shares, which occurs during the first quarter following the year the bonus was earned.

In response to your letter, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above discussed filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

550 W. Van Buren Street

Chicago, IL 60607

P 312-583-8700     F 312-583-8701

www.huronconsultinggroup.com

If you have any additional questions or require more information, please contact me at 550 West Van Buren Street, Chicago, IL, 60607, (312) 583-8740.

Sincerely,

/s/ C. Mark Hussey
C. Mark Hussey
Executive Vice President, Chief Financial Officer and Treasurer

550 W. Van Buren Street

Chicago, IL 60607

P 312-583-8700     F 312-583-8701

www.huronconsultinggroup.com